Calculation of Filing Fee Tables

SC TO-I
(Form Type)

iDirect Multi-Strategy Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$112,549,419.85	$138.10	$15,543.07
Fees Previously Paid	-		-
Total Transaction Valuation	$112,549,419.85
Total Fees Due for Filing			$15,543.07
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$15,543.07